SUB-ITEM 77M
Mergers

Nuveen Real Asset Income and Growth Fund

811-22658

On September 11, 2017 the above-referenced fund was the surviving fund in a reorganization. All of the assets of the Diversified Real Asset Income Fund were transferred to the Nuveen Real Asset Income and Growth Fund. The circumstances and details of the reorganization are contained in the SEC filing on Form N-14 8C/A on April 24, 2017, Accession No. 0001193125-17-134876, which materials are herein incorporated by reference.